FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February ,2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALMLUFTTL-18409-Chase Manhatta 158,524
ASTEXMTTL-21359-Chase Nominees 7,743
ASUKEXTTL-20947-Chase Manhatta 1,169,312
Bank of Ireland 77,129
Barclays Capital Nominees Ltd 17,518
BLENTFUKQ-16344-Chase Manhatta 39,988
BLENTPUKQ-16345-Chase Manhatta 86,380
BLEQFDUKQ-16331-Chase Manhatta 82,759
BLEQPTUEA-16341-Chase Manhatta 157,968
BLEQPTUKQ-16341-Chase Manhatta 260,490
BLUKINTL-16400-Chase Manhatta 3,101,852
Boston Safe Deposit and Trust 67,314
Chase Manhattan Bank 1,211,425
Chase Manhattan Bank 446,043
Chase Manhattan Bank 126,473
Chase Manhattan Bank 17,100
Chase Manhattan Bank 4,107
Chase Manhattan Bank 3,890
CHATRKTTL-16376-Chase Manhatta 136,568
Clydesdale Nominees HGB0125 131,545
Investors Bank and Trust Co 229,909
J P Morgan Chase Bank 319,559
Mitsubishi Trust International 1,917
State Street 5,997
State Street Bank and Trust 277,307
Swan Nominees Limited 9,004
Swan Nominees Limited 1,849
UBS Limited 47,632
Zeban Nominees Limited 142,396

5. Number of shares / amount of stock acquired

334,820 since last notification

6. Percentage of issued class

0.12%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

19 February 2003

11. Date company informed

21 February 2003

12. Total holding following this notification

8,339,698

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling
(01753) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

21 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 21 Febdruary, 2003